                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 7)*
                      INTERNATIONAL DISPENSING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   459407 10 2
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                             Shustak, Jalil & Heller
                               545 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 688-5900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      NOTE.   Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------------            ----------------------------------
      CUSIP NO. 459407 10 2                          PAGE 2 OF 6 PAGES
                                                         --   --
                                     13D
---------------------------------            -----------------------------------

--------- ----------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
           ONLY)
                  Gregory B. Abbott
--------- ----------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /

                                                                (b)  / /
--------- ----------------------------------------------------------------------
           SEC USE ONLY

--------- ----------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           PF
--------- ----------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                 / /
--------- ----------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------- ---------------------- ----------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER
  SHARES BENEFICIALLY                    4,684,598
       OWNED BY        --------- ----------------------------------------------
         EACH              8     SHARED VOTING POWER
       REPORTING                         0
        PERSON         --------- ----------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER
                                         4,684,598
                       --------- ----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                         0
--------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,684,598
--------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                      / /
--------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.2%
--------- ---------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                  IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D dated January 27, 1998 as amended by Amendment No. 1 dated April 14, 1998, Amendment No. 2 dated November 3, 1999, Amendment No. 3 dated January 4, 2000, Amendment No. 4 dated March 1,
2000, Amendment No. 5 dated September 11, 2000 and Amendment No. 6 dated December 29, 2000, filed by Gregory B. Abbott (the "Reporting Person") is further amended as follows:

Item 3 is amended by adding the following to the end thereof:

"ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 9, 2001 the Reporting Person exercised warrants to purchase 50 shares of the Company's Series C Redeemable Convertible Preferred Stock, par value $.001 per share ("Series C Stock") and purchased 50 shares of Series C Stock for an aggregate purchase price of $100,000 which amount was paid with the Reporting Person's personal funds. The Series C Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.30 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances.

     From April 2, 1998 to October 26, 2001 the Reporting Person has been granted options to purchase an aggregate of 120,000 shares of the Company's Common Stock at various exercise prices under the Company's Director Stock Option Plan. As of December 15, 2001 of the options granted, options to purchase 80,001 shares of Common Stock were currently exercisable.

     On July 12, 2001 the Reporting Person purchased 25,000 shares of Common Stock from another stockholder for a price of $1.00 per share and paid for the purchase with his personal funds.

     On December 4, 2001 the Company granted to the Reporting Person an option to purchase an aggregate of 300,000 shares of the Company's Common Stock at an exercise price of $.95 per share in consideration of the Reporting Person's efforts in helping to raise $3,000,000 in equity financing for the Company in July 2001. The options are exercisable immediately and until December 3, 2011."

Item 4 is amended in its entirety to read as follows:

"ITEM 4.      PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock, Preferred Stock, Series B Stock, Series C Stock and Series C Stock Warrants for investment purposes only. The Reporting Person purchased the Preferred Stock from the Company on October 25, 1999 and December 15, 1999 and purchased the Series B Stock from the Company on February 22, 2000 pursuant to a Preferred Stock Subscription Agreement dated as of September 23, 1999 among the Company and certain investors, including the Reporting Person (collectively, the "Investors"), as amended by Amendment No. 1 thereto, dated as of October 25, 1999, Amendment No. 2 thereto, dated December 15, 1999 and Amendment No. 3 thereto, dated February 22, 2000 (collectively, the "Series A/B Stock Subscription Agreement").

     Pursuant to the Series A/B Stock Subscription Agreement the Investors purchased an aggregate of 560 shares of Preferred Stock and an aggregate of 440 shares of Series B Stock.

     The Reporting Person purchased an aggregate of 90 shares of Series C Stock from the Company on August 25, 2000 and December 1, 2001 pursuant to a Preferred Stock Subscription Agreement dated as of August 15, 2000 between the Company and certain investors ("Series C Stock Investors"), as amended by Amendment No. 1 thereto dated December 1, 2000 (collectively, the "Series C Stock Subscription

Agreement").The Reporting purchased an additional 50 shares of Series C Stock on May 9, 2001 upon exercise of certain purchase warrants.


     The holders of Preferred Stock, Series B Stock and Series C Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Preferred Stock, Series B Stock or Series C Stock, as the case may be, or any combination of the foregoing.

     The holders of Preferred Stock, voting as a separate class, are entitled to elect one director of the Company. In addition, the holders of Preferred Stock, Series B Stock and Series C Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Preferred Stock, Series B Stock and Series C Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Preferred Stock would have approximately 9,091 votes, each share of Series B Stock would have approximately 5,714 votes and each share of Series C Stock would have approximately 6,667 votes).

     Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above."

Item 5 is amended to read in its entirety as follows:

"ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 4,684,598 shares of the Company's Common Stock which represents approximately 35.2% of the Company's outstanding Common Stock.

         (b) The Reporting Person has sole voting and investment power with respect to the 4,684,598 shares of Common Stock referred to herein.

         (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on December 4, 2001, the Company granted to the Reporting Person options to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $.95 per share in consideration of the Reporting Person's efforts in helping the Company raise $3,000,000 in equity financing in July 2001. In addition, on October 26, 2001 the Reporting Person was granted options to purchase an aggregate of 20,000 shares of Common Stock of the Company, which options shall become exercisable in three installments of 33-1/3% each on the first, second and third anniversaries of the date of grant. Such options were granted under the Company's Director Option Plan. On October 26, 2001 options to purchase an aggregate of 20,001 shares previously granted to the Reporting Person under the Director Option Plan became exercisable.


         (d)  Not applicable.

         (e)  Not applicable."

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                        DECEMBER 17 , 2001
                                              ----------------------------------
                                                              (Date)


                                                   /s/ Gregory B. Abbott
                                              ----------------------------------
                                                        Gregory B. Abbott

















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